

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 9, 2009

By U.S. Mail and Facsimile to: (561) 338-7099

Mr. Gideon D. Taylor
Chairman and Chief Executive Officer
Willing Holding, Inc.
3 Centerview Drive
Greensboro, NC 27407

>   **Re: Willing Holding, Inc.**
>   **Form 10**
>   **Filed February 3, 2009**
>   **File No. 000-53496**

Dear Mr. Taylor:

We have completed our legal review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney

cc: Bruce C. Rosetto
       Greenberg Traurig
       5100 Town Center Circle, Suite 400
       Boca Raton, FL 33486